EXHIBIT 12
EXHIBIT 12 — STATEMENT RE: COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES
AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
LIBERTY PROPERTY TRUST / LIBERTY PROPERTY LIMITED PARTNERSHIP
(Amounts in thousands except ratio amounts)

	Year ended December 31,
	2008	2007	2006	2005	2004
Earnings before fixed charges:
Income before allocation of minority interest and income from investments in unconsolidated subsidiaries (1)	$152,880	$151,148	$163,951	$216,849	$141,472
Add: Interest expense	151,132	122,967	105,585	104,979	93,042
Depreciation expense on cap’d interest	1,245	5,393	4,437	3,829	3,442
Amortization of deferred financing costs	4,543	4,091	3,897	3,971	3,483

Earnings before fixed charges	$309,800	$283,599	$277,870	$329,628	$241,439

Fixed charges:
Interest expense	$151,132	$122,967	$105,585	$104,979	$93,042
Amortization of deferred financing charges	4,543	4,091	3,897	3,971	3,483
Capitalized interest	19,958	45,697	30,837	17,748	13,242

Fixed charges	175,633	172,755	140,319	126,698	109,767

Preferred share distributions	—	—	—	—	—
Preferred unit distributions	21,012	17,126	13,691	12,095	11,844

Combined fixed charges	$196,645	$189,881	$154,010	$138,793	$121,611

Ratio of earnings to fixed charges	1.76	1.64	1.98	2.60	2.20

Ratio of earnings to combined fixed charges	1.58	1.49	1.80	2.37	1.99

(1)	Amounts for the years ended December 31, 2008, 2007, 2006, 2005 and 2004 have been reclassified to present properties that have been sold during 2008. As a result, operations have been reclassified to discontinued operations from continuing operations for all periods presented.